News Release
CIBC declares dividends
Toronto, ON — May 29, 2008 (CM: TSX; NYSE) — CIBC’s board of directors today declared a dividend of 87 cents per share on common shares for the quarter ending July 31, 2008 payable on July 28, 2008 to shareholders of record at the close of business on June 27, 2008.
Class A Preferred Shares
Other dividends per share for the quarter ending July 31, 2008, payable on July 28, 2008 to shareholders of record at the close of business on June 27, 2008, were declared as follows:
Series 18 — $0.343750
Series 19 — $0.309375
Series 23 — $0.331250
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
Series 31 — $0.293750
Series 32 — $0.281250

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice-President, Investor Relations, 416-980-2088.